LafayetteRaceway.com, LLC
Statement of Members' Equity - Unaudited
For the Period June 23, 2016 through December 31, 2016

	Paid in Capital	Retained Earnings	Total
Opening Balance (June 23, 2016)	$ 1,000	$ -	$ 1,000
Net Income for the Period		$ -	
Additional Paid-in Capital			$ -
Ending Balance (December 31, 2016)	$ 1,000	$ -	$ 1,000

See Accompanying Notes and Independent Accountants' Review Report